Exhibit 99.1

Saifun Semiconductors Ltd. Announces Results of Special Meeting of Shareholders

NETANYA, Israel, March 23, 2006 – Saifun Semiconductors Ltd. (NASDAQ: SFUN), a leading provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced the results of its Special Meeting of Shareholders held on March 22, 2006, at the Company’s offices located at 45 Hamelacha St., Netanya, Israel.

At the special meeting, the shareholders adopted the following resolutions:

(1)	Ratifying the appointment of Mr. George Hervey and election of Ms. Ida Keidar-Malits as outside directors of the Company in accordance with the requirements of the Israeli Companies Law. The special majority required under the Israeli Companies Law for the approval of such resolution was obtained.

(2)	Approving the compensation for the Company’s two Outside Directors in an amount that is the same as the compensation provided by the Company to its other directors.

(3)	Authorizing Dr. Boaz Eitan, the Company’s Chief Executive Officer, to serve concurrently as Chairman of the Board of Directors of the Company. The special majority required under the Israeli Companies Law for the approval of such resolution was obtained.

(4)	In accordance with the Israeli Companies Law, approving the inclusion in a proposed offering of the Company’s shares (the “Offering”), of ordinary shares held by a majority of the members of the Company’s Board of Directors and their affiliates, subject to the terms of the Company’s registration rights agreement where applicable.

(5)	In accordance with the Israeli Companies Law, approving the inclusion in the Offering of ordinary shares held by the Company’s controlling shareholder, Dr. Boaz Eitan and his affiliates, subject to the terms of the Company’s registration rights agreement where applicable. The special majority required under the Israeli Companies Law for the approval of such resolution was obtained.

Shareholders of record as of the close of business on March 3, 2006 were entitled to vote at the meeting.

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Todd Fromer/Lee Roth
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1215/212-896-1209
marshas@saifun.com	tfromer@kcsa.com / lroth@kcsa.com

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” as described in the Company’s final prospectus filed on November 10, 2005 with the U.S. Securities and Exchange Commission in connection with the company’s initial public offering. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.